Mail Stop 3561

December 30, 2008

R. Edward Anderson, Chief Executive Officer
Citi Trends, Inc.
104 Coleman Boulevard
Savannah, Georgia 31408

> **Re:** **Citi Trends, Inc.**
> **Form 10-K for fiscal year ended February 2, 2008**
> **Filed April 16, 2008**
> **File No. 000-51315**

Dear Mr. Anderson:

We have completed our review of your filings and have no further comments at this time.

Sincerely,

John Reynolds
Assistant Director

cc: Bruce D. Smith, CFO
Fax: (912) 443-3094